Exhibit 3

2022 Third Quarter Results

Except as the context otherwise may require, references in this presentation to “CHP,” “we,” “us” or “our” refer to CEMEX Holdings Philippines, Inc. and its consolidated entities. The information contained in this presentation includes forward-looking statements within the meaning of securities laws. We intend these forward-looking statements to be covered by any applicable safe harbor provisions for forward-looking statements within the meaning of securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to CHP’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, and similar terms. Although CHP believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed in CHP’s most recent annual report and those detailed from time to time in CHP’s filings with the Philippine Securities and Exchange Commission, which factors are incorporated herein by reference, including, but not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements and CEMEX, S.A.B. de C.V.’s (“CEMEX”), the ultimate parent company of the major shareholder of CHP, ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s outstanding notes, and other debt instruments and financial obligations, including CEMEX’s subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and CEMEX’s ability to generally meet its “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CHP’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CHP is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the Philippine Securities and Exchange Commission. This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for CHP’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. 2 Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

Third Quarter 2022 Update ? Despite significant headwinds, we continue with efforts to address the variables within our control • Cement demand remained subdued, affecting our year-to-date volumes • Global energy prices continued to rise, leading to unprecedented input cost increases • Markets remain highly competitive, heightened by the presence of imported cement ? Our year-to-date prices reflect a pricing strategy intended to recover the input cost inflation for our products ? Pursuing operating efficiencies and increasing use of alternative fuels and raw materials Our commercial strategy and operational excellence will remain key value drivers moving forward 3

Health and Safety: Our Top Priority • 33% reduction in recordable injuries year-over-year for 9M22 • Property damage incidents lower by 35% year-over-year for 9M22 • Resumed face-to-face engagements (e.g. safety and emergency response trainings) • Resumed safety initiatives for the community (e.g. vulnerable road-users campaign) 4

Focusing on customers to drive our actions • Enhancing customer experience by improving our pick-up process for clients through on-site and online solutions • Digital efforts such as paperless invoicing and CEMEX Go rewards program generating competitive advantages • Average Net Promoter Score of 62 for the first three quarters of 2022 Net Promoter Score (NPS) 58 66 63 62 35 2018 2019 2020 2021 9M22 5

Reinforcing our market presence through the best available products and value offers • During the third quarter of 2022, over two-thirds of our products sold were under the Vertua® brand, CEMEX’s family of eco-friendly products 6

Achieving cost efficiency through sustainable operations • Aiming to further increase alternative fuels usage, while optimizing the proportion of fossil-based fuels in our mix • Co-processed ~30 k tons of residual waste year-to-date, eliminating an equivalent of 5 days’ worth of Metro Manila waste • In July, Solid Cement Plant was recognized for Exemplary Operations in Small Scale Waste-to-Energy Operations by DENR-EMB1 • Our ability to co-process waste supports both the public and private sector in advancing a circular economy • Seeking to expand usage of alternative and decarbonated    raw materials 1 Department of Environment and Natural Resources—Environmental Management Bureau (Region IV-A)

Operating and Financial Highlights

Financial Results Summary Net Sales Operating EBITDA Margin EBITDA (PHP M) (PHP M) (%) -3% -16% -2.8pp -5.6pp -5% -33% . 5% 6% 7% . 16,308 15,807 3,340 2,796 20 . 17 18 1% 5,414 5,132 1,009 13 . 671 9M21 9M22 3Q21 3Q22 9M21 9M22 3Q21 3Q22 9M21 9M22 3Q21 3Q22 9

Operating EBITDA Variation 9M22 -16% EBITDA 20.5% -2.8pp 17.7% margin 10 All amounts in millions of Philippine Pesos, except percentages

Operating EBITDA Variation 3Q22 -33% EBITDA 18.6% -5.6pp 13.1% margin 11 All amounts in millions of Philippine Pesos, except percentages

Domestic Cement Volumes and Prices 9M22 vs.    3Q22 vs.    3Q22 vs.    9M21 3Q21 2Q22 Domestic Volume (11%) (16%) (9%) Cement Price (PHP) 9% 12% 4% Domestic cement volumes during 9M22 decreased by 11% year-over-year due to lower-than-expected cement demand and an impact from our price increase implemented in July For 3Q22, our domestic cement volumes decreased by 16% year-over-year, mainly reflecting the impact of our price increase implemented in July Our domestic cement prices were higher, as price updates were made to reflect input cost inflation 12

Construction Employment and Private Sector Employment in Construction1 Construction employment Contribution to total employment (M Persons) (%) Construction sector employment declining in July 10.1% 10.0% 9.7% 9.6% 10.0% 9.5% and August 2022 8.9% 8.9% Inflation and softer industry demand further 4.3 4.4 4.2 4.4 4.6 4.7 4.5 4.3 lessened construction firms’ optimism in 3Q22 Jan-22 Feb-22 Mar-22 Apr-22 May-22 Jun-22 Jul-22 Aug-22 High borrowing costs and inflation affecting refurbishing and construction for mid- and low- Outlook on Volume of Business Activity, Current Quarter2 income residential works (Net Balance Index) 40 Industry Construction BPO3, tourism, and warehousing industries support the non-residential sector but risks from high 30 20 commercial inventory levels remain 10 0 -10 1 Source: Philippine Statistics Authority 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 2 Source: Bangko Sentral ng Pilipinas 3 13 Business Process Outsourcing Other sources: Colliers, Jones Lang Lasalle

Public Sector Infrastructure Program (in PHP billion) Infrastructure Program % of GDP Government’s 2023 infrastructure program 5.8% lower than 2022 level, but still aligned with 5.5% 5.0% minimum target of at least 5% of GDP +6.8% -1.6% Tight fiscal space may limit infrastructure and spending potential 1,124 1,200 1,180 New infrastructure projects expected to rely on Public-Private Partnerships (PPP) 2021* 2022 2023 % Refers to year-over-year change *Refers to actual infrastructure disbursement 14 Source: Department of Budget and Management (DBM)

Cost of Sales (% of net sales) Cost of sales, as a percentage of net 66.8% sales, increased by 3pp year-over-year o Total Cost of Sales 63.3% 61.6% 60.1% during 9M22 mainly due to higher fuel cost 2% Fuel cost, as a percentage of net 1% . sales, was up by 9pp year-over-year . 30 30 6% 1% during 9M22 driven by elevated global . . 35 38 energy prices Power cost is expected to increase in 7% the coming quarters 0% . . 9% 23 5% 21 . 11 . 11 Expecting to incur maintenance expenses for APO Plant1 kiln #2 and 2% 6% 9% . 0% Solid Plant kiln in 4Q22 . . . 12 12 12 12 9M22 9M21 3Q22 3Q21 15 1 APO Plant kiln #1 maintenance executed in 1Q22

Operating Expenses Distribution Selling and administrative Distribution expenses, as a percentage (% of net sales) (% of net sales) of net sales, decreased by 0.9pp year-over-year during 9M22, supported by supply chain efficiencies Selling and administrative expenses, as a percentage of net sales, increased by 1% 1% 5% 0.3pp year-over-year during 9M22, 2% .. . 1% . 7% 6% . 4% . mainly due to lower volume . . 14 15 15 14 . 14 13 13 13 Operating expenses, as a percentage of net sales, decreased by 0.6pp year- 9M22 9M21 3Q22 3Q21 9M22 9M21 3Q22 3Q21 over-year during 9M22 16

Net Income

(In Millions of Philippine Pesos)	January - September 2022	2021	% var	Third Quarter 2022	2021	% var
Operating earnings	**1,338**	**1,876**	**(29%)**	**183**	**546**	**(67%)**
Financial income (expense), net	(189)	(195)	3%	(41)	(80)	49%
Foreign exchange gain (loss), net	(1,502)	(447)	(236%)	(789)	(332)	(138%)
Net income (loss) before income	**(353)**	**1,234**	**N/A**	**(647)**	**135**	**N/A**
Income tax benefit (expenses)	(466)	(337)	(38%)	94	(41)	N/A
Consolidated net income (loss)	**(819)**	**897**	**N/A**	**(552)**	**94**	**N/A**

Net loss for 9M22 and 3Q22 was mainly a result of foreign exchange losses and lower EBITDA.

Foreign exchange (FX) losses were attributable to movement in the PHP to US$ exchange rate. This mainly relates to intragroup deposits between CHP and its foreign subsidiaries. These intragroup deposits are essentially neutral on a net equity basis. Majority of these FX losses are unrealized (non-cash expenses).

Financial expenses decreased for 9M22 and 3Q22 due to lower debt balances and interest rates.

Income tax expenses were higher for 9M22 mainly due to an increase in current income taxes (CIT), as CIT in 2021 included a utilization of deferred tax assets and a one-time benefit from an adjustment in CIT pursuant to the CREATE Act[1]

[1] The Corporate Recovery and Tax Incentives for Enterprises (CREATE) Act, which was approved into law on March 26, 2021

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Free Cash Flow & Guidance

Free Cash Flow January—September Third Quarter Year-to-date investment in working capital 2022 2021 % var 2022 2021 % var was mainly due to higher inventories Operating EBITDA 2,796 3,340 (16%) 671 1,009 (33%) —Net Financial Expenses 189 195 41 80 Income taxes paid in 2021 included a utilization of deferred tax assets and a one-    —Maintenance Capex 338 164 165 90 time benefit from an adjustment in current    —Change in Working Capital 1,619 (607) 616 (320) income taxes pursuant to the CREATE Act1    —Income Taxes Paid 364 184 71 76    —Other Cash Items (net) 54 (27) 25 10 Net financial expenses for 9M22 decreased Free Cash Flow after due to lower debt balances and interest rates 232 3,432 (93%) (247) 1,074 N/A Maintenance Capex —Strategic Capex 1,010 1,694 676 385 Year-to-date strategic capital expenditures were lower due to delay in the Free Cash Flow (779) 1,738 N/A (922) 689 N/A implementation of the Solid Plant New Line Millions of Philippine Pesos project 19 1 The Corporate Recovery and Tax Incentives for Enterprises (CREATE) Act, which was approved into law on March 26, 2021

Solid Cement Plant New Line • Completed slip form works for raw meal silo and clinker silos Activities currently ongoing include: • Slip form works for cement silos • Mechanical installation of various equipment • Construction of material transportation system • Construction of the different buildings for the new line • We have invested around US$212 million1 from the start of the project until end September 2022 • Expected completion of construction: March 2024 • Expected total investment of US$356 million1 20 1 Includes project cost and interest capitalization

2022 Guidance Cement Volumes Mid-single-digit percentage decrease PHP 2,000 million Solid Cement Plant New Line CAPEX Capital expenditures PHP 1,900 million Maintenance and Other Strategic CAPEX PHP 3,900 million Total CAPEX

Q&A Session 2022 Third Quarter Results

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 8849 3600 CHP chp.ir@cemex.com

2022 Third Quarter Appendix

Debt Maturity Profile Leases Debt under the BDO loan facility Short-term loan with BDO 3,896 Total Debt: PHP 10,110 Avg. life of debt1: 7 years Net Debt to EBITDA2: 2.2x 1,390 2,112 1,620 1,736 23 65 88 2,506 462 2,089 1,532 1,671 284 302 160 2022 2023 2024 2025 2026 ≥ 2027 All amounts in millions of Philippine Pesos 1 Based on weighted average life of debt 25 2 Last 12 months Consolidated EBITDA

Additional Debt Information Third Quarter Second Quarter 2022 2021 % var 2022 Total debt(1)(2) 10,110 10,718 (6%) 9,850 Short term 6% 25% 52% Long term 94% 75% 48% Cash and cash equivalents 2,966 6,355 (53%) 3,870 Net debt 7,144 4,363 64% 5,980 Leverage Ratio(3) 3.00 2.53 2.69 Coverage Ratio(3) 6.71 7.54 7.24 Note: All amounts in millions of Philippine Pesos, except percentages and ratios 1 U.S. dollar debt converted using end-of-period exchange rates 2 Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS) 26 3 Based on BDO Loan Facility financial covenants

Definitions 9M22 / 9M21 Results for the first nine months of the years 2022 and 2021, respectively PHP Philippine Pesos pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt (debt plus leases) minus cash and cash equivalents. 27